05039175

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 22 2005 DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Creek Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

203 Greene Street, 3rd Floor
(No. and Street)

Huntsville (City) Alabama (State) 35801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan L. Bagwell, CFO 256/704-5111 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.
(Name – *if individual, state last, first, middle name*)

1333 West Loop South, #1400 (Address) Houston (City) Texas (State) 77027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan L. Bagwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Creek Securities, INc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA A. HALL NOTARY PUBLIC ALABAMA STATE AT LARGE

[signature]
Signature

CFO/Financial Operations Principal
Title

[signature]
Notary Public

MY COMMISSION EXPIRES JUNE 20, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X REPORT ON THE INTERNAL CONTROL STRUCTURE

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE CREEK SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2004

CONTENTS

PAGE NUMBER

INDEPENDENT AUDITORS' REPORT 3

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION 4

STATEMENT OF INCOME 5

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY 6

STATEMENT OF CASH FLOWS 7

NOTES TO FINANCIAL STATEMENTS 8-10

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION 11

COMPUTATION OF NET CAPITAL 12

EXEMPTIVE PROVISION UNDER RULE 15C3-3 12

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE 13-14

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

January 26, 2005

Board of Directors
BLUE CREEK SECURITIES, INC.
Huntsville, Alabama

We have audited the accompanying statement of financial condition of BLUE CREEK SECURITIES, INC. as of December 31, 2004, the related statements of income, changes in stockholder's equity and cash flows for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BLUE CREEK SECURITIES, INC. as of December 31, 2004, and the results of its operations and its cash flows for year then ended in conformity with accounting principles generally accepted in the United States of America.

Easley, Endres, Parkhill & Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

BLUE CREEK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$	262,552
Accounts receivable		6,705
Prepaid expenses		38,248
Deposits with clearing broker		35,000
Total assets	$	342,505

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Advances payable, Blue Creek Investment Partners, LLC	$	188,330
Stockholder's equity		
Common stock with par value of $1 per share, 100,000 shares authorized, 1,748 issued and outstanding		1,748
Paid in capital		152,833
Retained earnings		(406)
Total stockholder's equity		154,175
Total liabilities and stockholder's equity	$	342,505

The accompanying notes are an integral part of the financial statements.

BLUE CREEK SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	
Commission and fee income	$ 187,000
Dividends and interest	7,733
Other revenue	25,642
Total revenues	220,375
Expenses	
Salaries and employee benefits	69,433
Office and other operating expenses	151,165
Total operating expenses	220,598
Loss before income taxes	(223)
Federal and state income taxes	183
NET LOSS	$ (406)

The accompanying notes are an integral part of the financial statements.

BLUE CREEK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Shares	Common Stock	Paid in Capital in	Retained Earnings	Total
Balance, January 1, 2004	1,748	$ 1,748	$ 230,254	$ -0-	$ 232,002
Net loss				(406)	(406)
Capital contributed			200,000		200,000
Dividends			(277,421)		(277,421)
Balance, December 31, 2004	1,748	$ 1,748	$ 152,833	$ (406)	$ 154,175

The accompanying notes are an integral part of the financial statements.

BLUE CREEK SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(406)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in cash related to changes in assets:		
Accounts receivable		(5,267)
Other assets		(31,427)
Increase (decrease) in cash related to changes in liabilities:		
Trade accounts payable		(19,249)
Federal income tax payable		(58,847)
NET CASH USED IN OPERATING ACTIVITIES		(115,196)
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposits with clearing broker		(35,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from Blue Creek Investment Partners, LLC		188,330
Capital contributed		200,000
Dividends paid		(277,421)
NET CASH PROVIDED BY FINANCING ACTIVITIES		110,909
NET DECREASE IN CASH AND CASH EQUIVALENTS		(39,287)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		301,839
CASH AND CASH EQUIVALENTS, END OF YEAR	$	262,552
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
INTEREST PAID	$	-0-
TAXES PAID	$	59,030

The accompanying notes are an integral part of the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BLUE CREEK SECURITIES, INC., a Texas corporation, (the "Company", formerly, Investments & Financial Services, Inc.), was formed on April 1, 1978. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is a member of the National Association of Securities Dealers, Inc.

The Company became a wholly owned subsidiary of Blue Creek Investment Partners, LLC ("Blue Creek LLC") on January 6, 2004.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Marketable Securities

Marketable securities are recorded at market value based on quoted market prices as of the balance sheet date. The difference between cost and market value is included in income.

Revenue Recognition

Realized gains from securities transactions are recognized as securities are sold, on a settlement date basis. The Company's revenues from brokerage and mutual fund commissions are recorded on the settlement date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The federal income tax provision is computed at statutory rates on pre-tax income. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes.

NOTE 2: INCOME TAXES

The Company records its tax liability in accordance with Financial Accounting Standards Board Statement No. 109, "*Accounting for Income Taxes*". Current tax liabilities are accrued at statutory rates in effect for the fiscal year. As of December 31, 2004 there were no differences between the basis of assets and liabilities reported for financial and tax purposes. Income tax expense for the year ended December 31, 2004 is computed as follows:

Tax benefit at the rate of 34%	$ (76)
Plus (less) the tax effect of rate and other adjustments	259
Tax expense	$ 183
Deferred tax (benefit)	$ -0-
Current tax expense	183
	$ 183

NOTE 3: RELATED PARTY TRANSACTIONS

The Company serves as a securities broker for its parent, Blue Creek Investment Partners, LLC, an investment advisor registered with the Securities and Exchange Commission. The Company performs brokerage services at no charge for securities portfolios that Blue Creek LLC has been hired for investment or advisory management. The Company retains all fees and commissions for Blue Creek's unmanaged securities portfolios.

As of December 31, 2004, the Company has received unsecured advances from Blue Creek LLC of $188,330.

NOTE 4: SIPC INSURANCE

The Company's SIPC insurance was paid and in force for the year ended December 31, 2004. The SIPC supplemental report required by Rule 17A-5(e)(4) does not apply to the Company.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is currently in compliance with these requirements.

SUPPLEMENTAL INFORMATION

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

January 26, 2005

Board of Directors
BLUE CREEK SECURITIES, INC.
Huntsville, Alabama

We have audited the accompanying financial statements of BLUE CREEK SECURITIES, INC. as of and for the year ended December 31, 2004 and have issued our report thereon dated January 26, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Easley, Endres, Parkhill & Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

BLUE CREEK SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1

DECEMBER 31, 2004

Net capital computation:	
Stockholder's equity	$ 154,175
Deduct:	
Prepaid assets	(38,248)
Net capital before haircuts on marketable securities positions	115,927
Haircuts on marketable securities	-0-
Net Capital	$ 115,927
Net capital required based on leverage:	
Total liabilities	$ 188,330
Total capital required based on 6 2/3% of liabilities	$ 12,555

Under its current agreement with the NASD, the Company is required to maintain net capital of $50,000.

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There was no difference between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Blue Creek Securities, Inc. and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2004.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Blue Creek Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2004 and no facts came to our attention to indicate that the exemption had not been complied with during the year ended December 31, 2004.

See accompanying auditors' report.

EASLEY, ENDRES, PARKHILL
& BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

January 26, 2005

Board of Directors
BLUE CREEK SECURITIES, INC.
Huntsville, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of BLUE CREEK SECURITIES, INC. (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the securities Exchange Act of 1934 in their regulation for registered brokers and dealers, and should not be used for anyone other than the specified parties.

Easley, Endres, Parkhill & Brackendorff, P.C.